Jupiter Wellness Inc.

725 North Highway AIA Suite C106

Jupiter, FL 33477

May 12, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jane Park and Ms. Loan Lauren Nguyen

RE:	Jupiter Wellness, Inc.
Info:	Form 8-K filed January 10, 2023
Correspondence filed February 24, 2023 Correspondence filed April 14, 2023
File No. 001-39569

Dear Ms. Jane Park and Ms. Loan Lauren Nguyen:

Reference is made to the comment letter dated March 24, 2023 (the “Comment Letter”) issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and your oral communication with our counsel Arthur Marcus, relating to the current report on Form 8K (File No. 001-39569), which was submitted to the Commission by Jupiter Wellness, Inc. (the “Company” or “we”) on January 10, 2023, and the correspondence filled with the Commission by the Company on February 24, 2023 and on April 14, 2023. Please be advised that the Company has been delisted from Upstream effective April 21, 2023. As of the date of this letter, there is only one shareholder whose shares had been registered with Upstream, and the Company is in the process of getting the shares transferred back to the Company’s transfer agent.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Arthur Marcus at amarcus@srf.law with any questions or comments regarding this correspondence. Thank you.

Sincerely,
Jupiter Wellness, Inc.

By:	/s/Brian John
Brian John
Chief Executive Officer